EXHIBIT 99

                     PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as to the number of shares of Common Stock of the Company beneficially owned by the principal shareholders of the Company.

                                    Beneficial Ownership

                                        Number of
Name and Address                        Shares               Percent


The Capital Group Companies, Inc.      6,300,000 (1)          9.57%
333 South Hope Street
Los Angeles, California 90071

Capital Guardian Trust Company,
 Capital International Limited,
 and Capital International S.A.        5,427,460 (2)         8.24%
 333 South Hope Street
 Los Angeles, California 90071

FMR Corp.                              5,107,400 (3)         7.76%
82 Devonshire Street
Boston, Massachusetts  02109

________________

      (1) Based on information contained in Schedule 13G dated as of December 31, 1997.

      (2) Based on information contained in Schedule 13G dated as
of  December  31,  1997.   The listed  companies  are  affiliated
entities.

      (3) Based on information contained in Schedule 13G dated as of December 31, 1997.

_____________

                SECURITY OWNERSHIP OF MANAGEMENT
                   AND ELECTION OF DIRECTORS

      Twelve (12) directors are to be elected at the meeting. Each nominee will be elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected and qualified. To be elected a director, each nominee must receive a plurality of all of the votes cast at the meeting for the election of directors. Should any nominee become unable or unwilling to accept nomination or election, the proxy holders may vote the proxies for the election, in his or her stead, of any other person the Board of Directors may recommend. All nominees have expressed their intention to serve the entire term for which election is sought. The following table sets forth certain information concerning security ownership of management and nominees for election as directors of the Company:

                  Number of Shares                   Number Attributable to
                  of Common Stock                Options Exercisable         Percent
                 Beneficially  Owned                 Within 60 Days of        of
     Name       as of September 1, 1998 (1)(2)       September 1, 1998       Class
Norman E. Brinker      1,984,009  (3)                      1,183,750          2.96%

Douglas H. Brooks        414,294                             327,470           *

Gerard V. Centioli        64,462  (4)                         60,000           *

Ronald A. McDougall      965,022                             940,000          1.45%

Russell G. Owens         136,469                             115,447           *

Roger F. Thomson         176,000                             172,500           *

Donald J. Carty           10,000                               -0-             *

Dan W. Cook, III           -0-                                 -0-             *

Marvin J. Girouard         -0-                                 -0-             *

J.M. Haggar, Jr.          77,687                              23,917           *

Frederick S. Humphries    18,413                              17,333           *

Ronald Kirk                -0-                                 -0-             *

Jeffrey A. Marcus          -0-                                 -0-             *

James E. Oesterreicher    20,500                              20,000           *

Roger T. Staubach         31,500                              21,000           *

All executive officers
  and directors as a
group (20 persons)     4,225,094                           3,143,970          6.12%

________________________

    *    Less than one percent (1%)

          (1) Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Except as noted, and except for any community property interests owned by spouses, the listed individuals have sole investment power and sole voting power as to all shares of stock of which they are identified as being the beneficial owners.

          (2) Includes shares of Common Stock which may be acquired by exercise of options vested, or vesting within 60 days of September 1, 1998, under the Company's 1983 Incentive Stock Option Plan, 1984 Non-Qualified Stock Option Plan, 1992 Incentive Stock Option Plan and 1991 Stock Option Plan for Non-Employee Directors and Consultants, as applicable.

    (3) Includes 20,250 shares of Common Stock held of record by a family trust of which Mr. Brinker is trustee.

    (4) Includes 2,000 shares of Common Stock held of record by a family trust of which Mr. Centioli is trustee.




      The Company has established a guideline that all senior officers of the Company own stock in the Company, believing that it is important to further encourage and support an ownership mentality among the senior officers that will continue to align their personal financial interests with the long-term interests of the Company's shareholders. Pursuant to the guideline, the minimum amount of Company Common Stock that a senior officer will be required to own will be determined by such officer's position within the Company as well as annual compensation. The Company has established a program with a third-party lender pursuant to which the senior officers will be able to obtain financing for purposes of attaining the stock ownership levels referred to above. Any loans obtained by such senior officers to finance such stock acquisitions are facilitated by the Company pursuant to an agreement in which the senior officer pledges the underlying stock and future incentive payments which may be receivable from the Company as security for the loan.

                DIRECTORS AND EXECUTIVE OFFICERS

Directors

      A brief description of each person nominated to become a director of the Company is provided below. All nominees are
currently  serving  as  directors of the Company.   Each  of  the
current directors was elected at the last annual meeting of the Company's shareholders held on November 6, 1997, except Donald J. Carty, who was appointed to the Board of Directors in June 1998, and Marvin J. Girouard, who was appointed to the Board of Directors in September 1998.

      Norman E. Brinker, 67, served as Chairman of the Board of Directors and Chief Executive Officer of the Company from September 1983 to June 1995, with the exception of a brief period during which Mr. Brinker was incapacitated due to an injury. Mr. Brinker continues to serve as Chairman of the Board of Directors. Mr. Brinker is a member of the Executive and Nominating Committees of the Company. He was the founder of S&A Restaurant Corp., having served as its President from February 1966 through May 1977 and as its Chairman of the Board of Directors and Chief Executive Officer from May 1977 through July 1983. From June 1982 through July 1983, Mr. Brinker served as Chairman of the Board of Directors and Chief Executive Officer of Burger King Corporation, while simultaneously occupying the position of President of The Pillsbury Company Restaurant Group. Mr. Brinker currently serves as a member of the Board of Directors of Haggar Clothing Company.

      Ronald A. McDougall, 56, was elected President and Chief Executive Officer of the Company in June 1995 having formerly held the office of President and Chief Operating Officer since 1986. Mr. McDougall joined the Company in 1983 and served as Executive Vice President - Marketing and Strategic Development until his promotion to President. Prior to joining the Company, Mr. McDougall held senior management positions at Proctor and Gamble, Sara Lee, The Pillsbury Company and S&A Restaurant Corp. Mr. McDougall has served as a member of the Board of Directors of the Company since September 1983 and is a member of the Executive and Nominating Committees of the Company. Mr. McDougall serves on the Board of Directors of Excel Communications, Inc.

      Gerard V. Centioli, 44, was elected Senior Vice President - Emerging Concepts President and Chief Executive Officer in April 1997. Mr. Centioli joined the Company as Senior Vice President - Maggiano's/Corner Bakery Concepts President and Chief Executive Officer in August 1995 and was named Senior Vice President - Italian Concepts President and Chief Executive Officer in January 1996. Mr. Centioli previously served as Senior Partner of Lettuce Entertain You Enterprises, Inc. (restaurants) and President and Chief Executive Officer of the Maggiano's Little Italy and The Corner Bakery Divisions. Prior to joining Lettuce Entertain You Enterprises, Inc. in 1984, Mr. Centioli served as Vice President - Division President of Collins Foods International, Inc. Mr. Centioli has served as a member of the Board of Directors of the Company since November 1995.

     Donald J. Carty, 51, was named Chairman, President and Chief Executive Officer of AMR Corp. and American Airlines, Inc. in May 1998, after serving as President from March 1995 until May 1998. From 1989 to 1995, he served American and AMR as Executive Vice President - Finance and Planning. He joined American in 1978 and held numerous finance and planning positions, with the exception of a two-year hiatus as President and Chief Executive Officer of CP Air in Canada. He is a graduate of Queen's University in Kingston, Ontario and of the Harvard Graduate School of Business Administration. He serves on the Board of Directors of Dell Computer Corporation, the Canada - U.S. Foundation for Educational Exchange, the Greater Dallas Chamber of Commerce and the Dallas Citizens Council. He was elected to the Board of Directors in June 1998.

      Dan W. Cook, III, 63, is a limited partner with The Goldman Sachs Group, L.P. (investment banking). Mr. Cook started with The Goldman Sachs Group, L.P. in 1961 and was a partner when he retired in 1992. Mr. Cook is a member of the Executive and Compensation Committees of the Company and has served as a member of the Board of Directors since October 1997. Mr. Cook also serves on the Board of Directors for Centex Corporation. Mr. Cook is a member of the Board of Trustees of Southern Methodist University as well as Vice-Chair of the Edwin L. Cox School of Business Executive Board.

      Marvin J. Girouard, 59, is the President and Chief Executive Officer of Pier 1 Imports, Inc., having been elected to the position of President in August 1988 and Chief Executive Officer
in  June  1998.   Mr.  Girouard also served  as  Chief  Operating
Officer from 1988 to 1998.  Mr. Girouard joined Pier 1 Imports in
1975  and  has served on its Board of Directors since  1988.   He
serves as a Director for Tandy Brands Accessories, Inc. and is a member of the Executive Committee for the United States Committee
for  UNICEF-The  United Nations Children's Emergency  Fund.   Mr.
Girouard has served as a member of the Board of Directors of the Company since September 1998.

      J.  M.  Haggar,  Jr., 73, is currently the  owner  of  J.M.
Haggar, Jr. Investments, a business he has operated since retiring as Chairman of the Board of Directors of Haggar Clothing Company in February 1995. Mr. Haggar previously held the positions of President and Chief Executive Officer of Haggar Clothing Company until 1991. Mr. Haggar is a member of the Compensation and Audit Committees of the Company and has served as a member of the Company's Board of Directors since April 1985.

      Frederick S. Humphries, 62, is the President of Florida A&M University in Tallahassee, Florida, having held this position since 1985. Prior to joining Florida A&M University, Dr. Humphries was President of Tennessee State University in Nashville for over 10 years. Dr. Humphries serves as a member of the USDA Task Force of 1890 Land-Grant Institutions in addition to being involved in various civic and community activities. Dr. Humphries has served on the Board of Directors of the Company since May 1994 and is a member of the Audit Committee of the Company. He is also a member of the Board of Directors of Wal-Mart, Inc.

      Ronald Kirk, 44, is currently Mayor of the City of Dallas and a partner in the law firm of Gardere & Wynne. He was elected Mayor in 1995, and previously served as Secretary of State of the State of Texas from 1994 to 1995. Mr. Kirk was engaged in the private practice of law from 1989 to 1994, served as an Assistant City Attorney for Dallas from 1983 to 1989 and as a legislative aide to U.S. Senator Lloyd Bentsen from 1983 to 1989. Mayor Kirk is an honors graduate of Austin College and earned his law degree from The University of Texas. Mayor Kirk has served on the Board of Directors since January 1997 and is a member of the Nominating Committee of the Company.

      Jeffrey A. Marcus, 51, is President and Chief Executive Officer of Chancellor Media Corporation (radio broadcasting), a position he has held since May 1998. Previously, Mr. Marcus was Chairman, President and Chief Executive Officer of Marcus Cable Company, a company he formed in 1990 after spending more than 20 years in the cable television industry. Mr. Marcus is active in several civic and charitable organizations. Mr. Marcus has served on the Board of Directors since January 1997 and is a member of the Executive Committee of the Company.

     James E. Oesterreicher, 57, is the Chairman of the Board and Chief Executive Officer of J.C. Penney Company, Inc., having been elected to the position of Chairman of the Board in January 1997 and to the position of Chief Executive Officer in January 1995. Mr. Oesterreicher served as Vice Chairman of the Board from 1995 to 1997, as President of JCPenney Stores and Catalog from 1992 to 1995 and as Director of JCPenney Stores from 1988 to 1992. Mr. Oesterreicher has been with the J.C. Penney Company since 1964 where he started as a management trainee. He serves as a Director for various entities, including Texas Utilities Company, Presbyterian Healthcare Systems, National Retail Federation, Circle Ten Council--Boy Scouts of America, National 4-H Council, National Organization on Disability and March of Dimes Birth Defects Foundation. He also serves as a member of the Policy Committee of the Business Roundtable. Mr. Oesterreicher has served as a member of the Board of Directors of the Company since May 1994 and is a member of the Compensation and Nominating Committees of the Company.

      Roger T. Staubach, 56, has been Chairman of the Board and Chief Executive Officer of The Staubach Company, a national real estate company specializing in tenant representation, since 1982. He has served as a member of the Board of Directors of the Company since May 1993 and is a member of the Executive Committee of the Company. Mr. Staubach is a 1965 graduate of the U.S. Naval Academy and served four years in the Navy as an officer. In 1968 he joined the Dallas Cowboys professional football team as quarterback and was elected to the National Football League Hall of Fame in 1985. He currently serves on the Board of Directors of American AAdvantage Funds and International Home Foods, Inc., and is active in numerous civic, charity and professional organizations.

Executive Officers

      The following persons are executive officers of the Company who are not nominated to serve on the Company's Board of
Directors:

      Douglas H. Brooks, 46, joined the Company as an Assistant Manager in February 1978 and was promoted to General Manager in April 1978. In March 1979 Mr. Brooks was promoted to Area Supervisor and in May 1982 to Regional Director. He was again promoted in March 1987 to Senior Vice President-Central Region Operations and to the position of Concept Head and Senior Vice President - Chili's Operations in June 1992. Mr. Brooks became Senior Vice President - Chili's Grill & Bar Concept President in June 1994 and was promoted to his current position of Executive Vice President and Chief Operating Officer in May 1998.

      Leslie Christon, 44, was elected Senior Vice President - On The Border President in April 1997, having previously served as Vice President of Operations/On The Border since joining the Company in July 1996. Prior to this time, Ms. Christon held the position of Senior Vice President of Operations of Red Lobster Restaurants from November 1994 to June 1996 and she was with El Chico Restaurants, Inc. from June 1981 to November 1994. Ms. Christon serves on the Board of Directors of the Women's Foodservice Forum and is the past president of the Roundtable for Women in Foodservice, Inc.

      Kenneth D. Dennis, 45, joined the Company as a Manager in November 1976 and was promoted to General Manager in June 1978. In February 1979, he became Director of Internal Systems and in September 1983 became Director of Marketing. Mr. Dennis was promoted to Vice President of Marketing in August 1986 and to Senior Vice President of Marketing in August 1993. In February 1997, Mr. Dennis became Senior Vice President - Chief Operating Officer of Cozymel's and was elected to Senior Vice President - Cozymel's President in September 1997. Mr. Dennis serves on the Board of Directors of the Marketing Executives Group and is the past Co-Chairman.

      Todd E. Diener, 41, joined the Company as a Chili's Manager Trainee in November 1981. In May 1983, Mr. Diener was promoted to General Manager and in April 1985 to Area Director. He was promoted to Regional Director in 1987, Regional Vice President in 1989, Senior Vice President/Chief Operating Officer in July 1996 and in May 1998, Mr. Diener was promoted to Senior Vice President
- Chili's Grill & Bar Concept President.

     Carol E. Kirkman, 41, was appointed Executive Vice President of Human Resources in June 1997 after serving as Senior Vice
President of Human Resources since April 1996. Ms. Kirkman joined the Company as Corporate Counsel in 1990 and was promoted to Vice President/Assistant General Counsel in 1994. Ms. Kirkman was an attorney in private practice in Dallas, Texas, from 1982 until 1987 and worked as a commercial and retail real estate broker in southern California from 1987 until 1990.

      John C. Miller, 43, joined the Company as Vice President-Special Concepts in September 1987. In October 1988, he was elected as Vice President - Joint Venture/Franchise and served in this capacity until August 1993 when he was promoted to Senior Vice President - New Concept Development. Mr. Miller was named Senior Vice President - Mexican Concepts in September 1994 and was subsequently elected Senior Vice President - Mexican Concepts President in October 1995. In April 1997, Mr. Miller was elected Senior Vice President - Romano's Macaroni Grill President. Prior to joining the Company, Mr. Miller worked in various capacities with the Taco Bueno Division of Unigate Restaurants.

      Russell G. Owens, 39, joined the Company in 1983 as Controller. He was elected Vice President of Planning in 1986 and Vice President of Operations Analysis in 1991. Mr. Owens was promoted to Senior Vice President of Operations Analysis in 1993 and was named Senior Vice President of Strategic Development - Italian Concepts in 1996. Mr. Owens was elected Executive Vice President and Chief Strategic Officer in June 1997 and became Chief Financial and Strategic Officer in September 1997. Prior to joining the Company, Mr. Owens worked for the public accounting firm, Deloitte & Touche.

      Roger F. Thomson, 49, joined the Company as Senior Vice President, General Counsel and Secretary in April 1993 and was promoted to Executive Vice President, General Counsel and Secretary in March 1994. In June 1996, Mr. Thomson was promoted to the position of Executive Vice President, Chief Administrative Officer, General Counsel and Secretary and was a Director of the Company from 1993 until 1995. From 1988 until April 1993, Mr. Thomson served as Senior Vice President, General Counsel and Secretary for Burger King Corporation. Prior to 1988, Mr. Thomson spent ten years at S & A Restaurant Corp. where he was Executive Vice President, General Counsel and Secretary.

Classes of Directors

      For purposes of determining whether non-employee directors will be nominated for reelection to the Board of Directors, the non-employee directors have been divided into four classes. Each non-employee director will continue to be subject to reelection by the shareholders of the Company each year. However, after a non-employee director has served on the Board of Directors for four years, such director shall be deemed to have been advised by the Nominating Committee that he or she will not stand for reelection at the subsequent annual meeting of shareholders and shall be considered a "Retiring Director." Notwithstanding this policy, the Nominating Committee may determine that it is appropriate to renominate any or all of the Retiring Directors after first considering the appropriateness of nominating new candidates for election to the Board of Directors. The four classes of non-employee directors are as follows: Messrs. Girouard, Humphries and Oesterreicher comprise Class 1 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2002 fiscal year. There are no members of Class 2. Messrs. Haggar, Kirk and Marcus comprise Class 3 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2000 fiscal year. Messrs. Carty, Cook and Staubach comprise Class 4 and will be considered Retiring Directors as of the annual meeting of shareholders following the end of the 2001 fiscal year.

Committees of the Board of Directors

      The Board of Directors of the Company has established an Executive Committee, Audit Committee, Compensation Committee, and Nominating Committee. The Executive Committee (currently comprised of Messrs. Brinker, McDougall, Cook, Marcus, and
Staubach) met four (4) times during the fiscal year. The Executive Committee reviews material matters during the intervals between Board meetings, provides advice and counsel to Company management during such intervals, and has the authority to act for the Board on most matters during the intervals between Board meetings. In addition, the Executive Committee is also charged with assuring that the Company has a satisfactory succession management plan for all key management positions.

      All of the members of the Audit and Compensation Committees are directors independent of management who are not and never have been officers or employees of the Company. The Audit Committee is currently comprised of Messrs. Haggar and Humphries and met four (4) times during the fiscal year. Included among the functions performed by the Audit Committee are: the review with independent auditors of the scope of the audit and the results of the annual audit by the independent auditors, consideration and recommendation to the Board of the selection of the independent auditors for the next year, the review with management and the independent auditors of the annual financial statements of the Company, and the review of the scope and adequacy of internal audit activities.

       The Compensation Committee is currently comprised of Messrs. Cook, Haggar and Oesterreicher and it met four (4) times during the fiscal year. Functions performed by the Compensation Committee include: reviewing the performance of the Chief Executive Officer, approving key executive promotions, ensuring the reasonableness and appropriateness of senior management compensation arrangements and levels, the adoption, amendment and administration of stock-based incentive plans (subject to shareholder approval where required), management of the various stock option plans of the Company, approval of the total number of available shares to be used each year in stock-based plans, and approval of the adoption and amendment of significant compensation plans. The specific nature of the Committee's responsibilities as they relate to executive officers is set forth below under "Report of the Compensation Committee."

     The purposes of the Nominating Committee are to recommend to the Board of Directors potential non-employee members to be added as new or replacement members to the Board of Directors, to review the compensation paid to non-management Board members, and to recommend corporate governance guidelines to the full Board of Directors. The Nominating Committee will consider a shareholder-recommended nomination for director to be voted upon at the 1999 annual meeting of shareholders provided that the recommendation must be in writing, set forth the name and address of the nominee, contain the consent of the nominee to serve, and be submitted on or before May 21, 1999. The Nominating Committee is composed of Messrs. Brinker, McDougall, Kirk and Oesterreicher and it met two (2) times during the fiscal year.

Directors' Compensation

      Directors who are not employees of the Company receive $1,000 for each meeting of the Board of Directors attended and $1,000 for each meeting of any committee of the Board of Directors attended. The Company also reimburses directors for costs incurred by them in attending meetings of the Board.

      Directors who are not employees of the Company receive grants of stock options under the Company's 1991 Stock Option Plan for Non-Employee Directors and Consultants. A new director who is not an employee of the Company will receive as compensation (a) 20,000 stock options at the beginning of such director's term, and (b) an annual payment of $36,000, at least 25% of which must be taken in the form of stock options. If a director is appointed to the Board of Directors at any time other than at an annual meeting of shareholders, the director will receive a prorated portion of the annual cash compensation for the period from the date of election or appointment to the Board of Directors until the meeting of the Board of Directors held contemporaneous with the next annual meeting of shareholders. If a director elects to receive cash, the first payment will be made at the Board of Directors' meeting held contemporaneous with the next annual meeting of shareholders. The stock options will be granted as of the 60th day following such meeting (or if the 60th day is not a business day, on the first business day thereafter) at the fair market value on the date of grant. One-third (1/3) of the options will vest on each of the second, third and fourth anniversaries of the date of grant. If a director is a Retiring Director who is being nominated for an additional term on the Board of Directors, each such renominated director will receive an additional grant of 10,000 stock options at the beginning of such director's new term.

      For purposes of applying this compensation program to the current non-employee directors of the Company, the previous compensation program was blended with this compensation program in order to determine annual compensation payable to non-employee directors until such directors become Retiring Directors and leave the Board or are approved by the Nominating Committee to serve for an additional four years. Dr. Humphries previously has received a grant of 15,000 stock options and has received an annual cash retainer of $16,000; Mr. Oesterreicher previously has received a grant of 15,000 stock options and has received an annual cash retainer of $6,000. As Messrs. Humphries and Oesterreicher are currently Retiring Directors, if they are re-elected to the Board of Directors, they will be compensated according to the new compensation plan. If Mr. Girouard is elected to the Board of Directors, he will be compensated according to the new compensation plan. Messrs. Carty, Cook, Haggar, Kirk, Marcus, and Staubach are being compensated according to the new compensation plan.

      During the year ended June 24, 1998, the Board of Directors held six (6) meetings; each incumbent director attended at least
75% of the aggregate total of meetings of the Board of Directors and Committees on which he or she served.

                     EXECUTIVE COMPENSATION

      The following summary compensation table sets forth the annual compensation for the Company's five highest compensated executive officers, including the Chief Executive Officer, whose salary and bonus exceeded $100,000 in fiscal 1998.

Summary Compensation Table

                                                        Long-Term Compensation
                                                         Awards       Payouts
                                                       Securities    Long-Term
    Name and                    Annual Compensation    Underlying    Incentive   All Other
Principal Position      Year    Salary        Bonus     Options      Payouts   Compensation (1)


Ronald A. McDougall
 President and Chief    1998   $ 861,442  $1,033,731    200,000      $ 76,633     $ 30,397
 Executive Officer      1997   $ 825,000  $ 396,000     200,000      $ 67,289     $ 29,194
                        1996   $ 744,808  $   -0-       375,000      $ 69,860     $ 18,396

Douglas H. Brooks
 Executive Vice         1998   $ 387,308  $ 255,623      60,000      $ 45,980     $ 16,595
 President and Chief    1997   $ 333,654  $ 120,462      50,000      $ 33,645     $ 20,818
 Operating Officer      1996   $ 311,058  $   -0-        90,000      $ 31,049     $ 12,830

Roger F. Thomson
 Executive Vice         1998   $ 334,692  $ 267,754      50,000      $ 57,475     $ 16,501
 President, Chief       1997   $ 317,231  $ 104,940      50,000      $ 40,374     $ 16,680
 Administrative Officer,1996   $ 256,827  $   -0-        90,000      $ 31,049     $  6,641
 General Counsel and
 Secretary

Gerard V. Centioli
 Senior Vice President  1998   $ 289,841  $ 231,783      50,000      $ 30,653     $ 58,686
 - Emerging Concepts    1997   $ 276,768  $ 100,000      50,000      $   -0-      $ 19,791
 President and Chief    1996   $ 127,739  $    -0-       90,000      $   -0-      $  5,315
 Executive Officer

Russell G. Owens
 Executive Vice         1998   $ 286,577  $ 229,262      50,000      $ 37,473     $ 13,319
 President and Chief    1997   $ 187,231  $  41,931      20,000      $ 26,916     $ 12,589
 Financial and          1996   $ 168,846  $    -0-       90,000      $ 23,287     $  7,437
 Strategic Officer

_________________

(1) All other compensation represents Company match on deferred compensation.



Option Grants During 1998 Fiscal Year

      The following table contains certain information concerning the grant of stock options pursuant to the Company's 1992 Incentive Stock Option Plan to the executive officers named in the above compensation table during the Company's last fiscal year:

                                % of Total                         Realizable Value of
                                  Options                          Assumed Annual Rates of
                               Granted to                          Stock Price Appreciation
                    Options   Employees in  Exercise or Expiration    for Option Term (1)
     Name           Granted    Fiscal Year  Base Price     Date           5%          10%

Ronald A. McDougall  200,000     12.04%       $14.00     10/31/07    $1,760,905   $4,462,479

Douglas H. Brooks     60,000      3.61%       $14.00     10/31/07    $  528,271   $1,338,744

Roger F. Thomson      50,000      3.01%       $14.00     10/31/07    $  440,226   $1,115,620

Gerard V. Centioli    50,000      3.01%       $14.00     10/31/07    $  440,226   $1,115,620

Russell G. Owens      50,000      3.01%       $14.00     10/31/07    $  440,226   $1,115,620

_________________

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.


Stock Option Exercises and Fiscal Year-End Value Table

      The following table shows stock option exercises by the named officers during the last fiscal year, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options at fiscal year-end. Also reported are the values for "in-the-money" options which represent the position spread between the exercise price of any such existing options and the $19.75 fiscal year-end price of the Company's Common Stock.

                      Shares                                            Value of Unexercised
                      Acquired             Number of Unexercised     In-the-Money Options at
                        On       Value    Options at Fiscal Year End    Fiscal Year End
     Name            Exercise   Realized  Exercisable   Unexercisable Exercisable  Unexercisable
Ronald A. McDougall     -0-        -0-      877,500        712,500    $2,815,553   $5,046,875
Douglas H. Brooks      98,603  $1,739,315   369,425        185,000    $3,131,433   $1,297,500
Roger F. Thomson        -0-        -0-      157,500        175,000    $  261,930   $1,240,000
Gerard V. Centioli      -0-        -0-       30,000        190,000    $  183,750   $1,307,500
Russell G. Owens        -0-        -0-      100,447        145,000    $  610,099   $  981,250

Long-Term Performance Share Plan and Awards

      Executives of the Company participate in the Long-Term Performance Share Plan. See "Report of the Compensation Committee - Long-Term Incentives" for more information regarding this plan. The following table represents awards granted in the last fiscal year under the Long-Term Performance Share Plan.


                    Number of                Estimated Future Payouts
      Name          Units Awarded         Under Non-Stock Based Plans
                                                  (Dollars)

                                       Threshold           Target       Maximum

Ronald A. McDougall   1,000               *                $100,000         *
Douglas H. Brooks       600               *                $ 60,000         *
Roger F. Thomson        750               *                $ 75,000         *
Gerard V. Centioli      400               *                $ 40,000         *
Russell G. Owens        575               *                $ 57,500         *

______________________

*    Future  payouts  under the Long-Term Performance  Share
     Plan have no minimum threshold and have no maximum limit as set forth in more detail in "Report of the Compensation Committee - Long Term Incentives."


              REPORT OF THE COMPENSATION COMMITTEE

Compensation Philosophy

      The executive compensation program is designed as a tool to reinforce the Company's strategic principles - to be a premier and progressive growth company with a balanced approach towards people, quality and profitability and to enhance long-term shareholder value. To this end, the following principles have guided the development of the executive compensation program:

    Provide  competitive levels of compensation  to  attract  and retain the best qualified executive talent. The Committee strongly believes that the caliber of the Company's management group makes a significant difference in the Company's sustained success over the long term.

    Embrace   a   pay-for-performance   philosophy   by   placing
     significant amounts of compensation "at risk" - that is, compensation payouts to executives must vary according to the overall performance of the Company.

    Directly   link   executives'   interests   with   those   of
     shareholders   by  providing  opportunities  for   long-term
     incentive compensation based on changes in shareholder value.

       The executive compensation program is intended to appropriately balance the Company's short-term operating goals with its long-term strategy through a careful mix of base salary, annual cash incentives and long-term performance compensation including cash incentives and incentive stock options.

Base Salaries

       Executives' base salaries and total compensation are targeted to be competitive between the 75th and 90th percentiles of the market for positions of similar responsibility and scope to reflect the exceptionally high level of executive talent required to execute the growth plans of the Company. Positioning executives' base salaries at these levels is needed for attracting, retaining and motivating executives with the essential qualifications for managing the Company's growth. The Company defines the relevant labor market for such executive talent through the use of third-party executive salary surveys that reflect both the chain restaurant industry as well as a broader cross-section of companies from many industries. Individual base salary levels are determined by considering market data for each officer's position, level of responsibility, performance, and experience. The overall amount of base salary increases awarded to executives reflects the financial performance of the Company, individual performance and potential, and/or changes in an officer's duties and responsibilities.

Annual Incentives

      The Company's Profit Sharing Plan is a non-qualified annual incentive arrangement in which all corporate employees, including executives, participate. The program is designed to reflect employees' contribution to the growth of the Company's common stock value by increasing the earnings of the Company. The plan reinforces a strong teamwork ethic by making the basis for payouts to non-restaurant concept executives the same as for all other non-restaurant concept corporate employees and by making the basis for payouts to executives of one of the Company's restaurant concepts the same as for all other members of such restaurant concept's corporate team.

      At the beginning of a fiscal year, each executive is assigned an Individual Participation Percentage ("IPP") which is tied to the base salary for such executive and targets overall total cash compensation for executives between the 75th and 90th percentiles of the market. The IPPs reflect the Committee's desire that a significant percentage of executives' total compensation be derived from variable pay programs.

401(k) Savings Plan and Savings Plan II

      On January 1, 1993, the Company implemented the 401(k) Savings Plan ("Plan I") and Savings Plan II ("Plan II"). These Plans are designed to provide the Company's salaried employees with a tax-deferred long-term savings vehicle. The Company provides a matching contribution equal to 25% of a participant's contribution, up to a maximum of 5% of such participant's compensation.

      Plan I is a qualified 401(k) plan. Participants in Plan I elect the percentage of pay they wish to contribute as well as the investment alternatives in which their contributions are to be invested. The Company's matching contribution for all Plan I participants is made in Company common stock. All participants in Plan I are considered non-highly compensated employees as defined by the Internal Revenue Service. Participants' contributions vest immediately while Company contributions vest 25% annually, beginning in the participant's second year of eligibility since Plan I inception.

      Plan II is a non-qualified deferred compensation plan. Plan II participants elect the percentage of pay they wish to defer into their Plan II account. They also elect the percentage of their deferral account to be allocated among various investment options. The Company's matching contribution for all non-officer Plan II participants is made in Company common stock, with corporate officers receiving a Company match in cash. Participants in Plan II are considered a select group of management and highly compensated employees according to the Department of Labor. A participant's contributions vest immediately while Company contributions vest 25% annually, beginning in the participant's second year of eligibility since Plan II inception.

Long-Term Incentives

      All salaried employees above a specified grade level of the Company, including executives, are eligible for annual grants of tax-qualified and non-qualified stock options. By tying a significant portion of executives' total opportunity for financial gain to increases in shareholder wealth as reflected by the market price of the Company's common stock, executives' interests are closely aligned with shareholders' long-term interests. In addition, because the Company does not maintain any qualified retirement programs for executives, the stock option plan is intended to provide executives with opportunities to accumulate wealth for later retirement.

     Stock options are rights to purchase shares of the Company's Common Stock at the fair market value on the date of grant. Grantees do not receive a benefit from stock options unless and until the market price of the Company's common stock increases. Fifty percent (50%) of a stock option grant becomes exercisable two years after the grant date; the remaining 50% of a grant becomes exercisable three years after the grant date.

      The number of stock options granted to an executive is determined by the Compensation Committee and is based on grant guidelines set by the Compensation Committee that reflect market data and the officer's position within the Company.

      Executives also participate in the Long-Term Executive Profit Sharing Plan, a non-qualified long-term performance cash plan. This plan provides an additional mechanism for focusing executives on the sustained improvement in operating results over the long term. This is a performance-related plan using overlapping three-year cycles paid annually. Performance units (valued at $100 each) are granted to individuals and paid in cash based upon the Company's attainment of predetermined performance objectives. Long-term operating results are measured by evaluating both pre-tax net income (weighted 70%) and changes in shareholders' equity (weighted 30%) over three-year cycles. The Long-Term Executive Profit Sharing Plan will continue in effect through the cycle which includes fiscal years 1997, 1998, and 1999. The Long-Term Executive Profit Sharing Plan has been replaced by the Long-Term Performance Share Plan commencing with the cycle which includes fiscal years 1998, 1999, and 2000. The Long-Term Performance Share Plan is based on the Company's total shareholder return in comparison to the S&P 500 Index and the S&P Restaurant Industry Index. For executives to receive the target payout, the Company must perform at the 75th percentile of each index over the three-year cycle and must average at least 90% of its planned annual profit before taxes over the same three-year cycle.

Pay/Performance Nexus

     The Company's executive compensation program has resulted in a direct relationship between the compensation paid to executive officers and the Company's performance. See "Five-Year Total
Shareholder Return Comparison" below.

CEO Compensation

      The Compensation Committee made decisions regarding Mr. McDougall's compensation package according to the guidelines discussed in the preceding sections. Mr. McDougall was awarded a salary increase in the amount of 6.3%, effective June 25, 1998, to recognize his vast experience in the restaurant industry, the Company's performance under his leadership and his significant contributions to the Company's continued success. Mr. McDougall was granted 1,000 units under the Long-Term Executive Profit Sharing Plan for the cycle which includes fiscal years 1998, 1999, and 2000. Mr. McDougall was also granted 200,000 stock options under the Company's stock option plan. Approximately 51.6% of Mr. McDougall's compensation for 1998 was incentive pay pursuant to the Company's Profit Sharing Plan. Like all Company executives, Mr. McDougall's compensation is significantly affected by the Company's performance. In the 1998 fiscal year, Mr. McDougall's total compensation increased 52% from its level in the 1997 fiscal year.


Federal Income Tax Considerations

     The  Compensation  Committee has considered  the  impact  of
Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993. This section disallows a tax deduction for any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless compensation is performance-based. It is the intent of the Company and the Compensation Committee to qualify to the maximum extent possible its executives' compensation for deductibility under applicable tax laws. The Compensation Committee believes that the Company's compensation programs provide the necessary incentives and flexibility to promote the Company's performance-based compensation philosophy while being consistent with Company objectives.

     The Compensation Committee's administration of the executive compensation program is in accordance with the principles outlined at the beginning of this report. The Company's financial performance supports the compensation practices employed during the past year.

                       Respectfully submitted,
                       COMPENSATION COMMITTEE



                       DAN W. COOK, III
                       J.M. HAGGAR, JR.
                       JAMES E. OESTERREICHER